UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 25, 2015

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Condensed Interim Consolidated

Financial Statements

as of and for the six-month period

ended June 30, 2015

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2015 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of June 30, 2015 and December 31, 2014, and for the six-month period ended June 30, 2014. These condensed interim consolidated financial statements have been prepared in accordance with and complied with NIC 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

The Company’s consolidated financial statements for the six-month periods ended June 30, 2015, 2014, 2013 and 2012 have been subject to a limited review performed by Price Waterhouse & Co. S.R.L.

1. Results of Operations

The following table presents a summary of the consolidated results of operations for the six-month periods ended June 30, 2015 and 2014:

Overview

For the six-month period ended June 30, 2015, the Company has reported a net income of Ps. 160.0 million, compared with a net income of Ps. 37.3 million reported in the same period last year, representing a positive variation of Ps. 122.7 million.

The increase in net income during the first half was mainly attributed to the variation in the financial results amounting to Ps. 350.0 million. This variation is related to lower depreciation of the Argentine peso during 2015 and the lower net liability position in US dollar, which includes the financial debt obtained to finance the acquisition of its fixed assets (90% of which corresponds to the Natural Gas Transportation business segment).

During the first half of 2015, operating income decreased Ps. 177.1 million (29.9% over the first half of 2014). The main cause of this decrease was the significant drop in international reference prices of the

3

Liquids. This effect was partially offset by lower tax on exports after the amendments introduced for its calculation with effect as from the first quarter of 2015. The recovery of the operating income for the Natural Gas Transportation segment was insufficient despite the two tariff increases obtained as from April 2014 and May 2015, which were the first received since 1999.

Net revenues

During the first half 2015, net revenues reached Ps. 1,948.2 million, a decrease of 11.5% (Ps. 253.3 million) over the first half of 2014. The main reasons of this decrease are outlined below.

Natural Gas Transportation

The Natural Gas Transportation business segment represented approximately 24.8% and 16.4% of TGS’ total net revenues during the first half of 2015 and 2014, respectively. These business segment´s revenues are derived mainly from firm Natural Gas Transportation contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the slipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. For this service, the Company receives from customers who subscribed incremental natural gas transportation capacity the Charge for Access and Use (“CAU”). Since its inception, the CAU has only been adjusted in May 2015 by ENARGAS through Resolution No. 3347/15.

Within the framework of the Transitional Agreement approved by Decree No. 1918/09, in the first semester of 2015 and 2014, TGS received two tariff increases that although they failed to offset the sharp increase in the operating costs occurred since the enactment of the Public Emergency and Exchange System Reform Law No. 25,561 in January 2002, were important to achieve the aim of partially improve the economic situation of this business segment until the Company arrives to an understanding with the Government to sign the Overall Renegotiation Agreement (the "Renegotiation Agreement").

Both tariff increases were authorized by Resolutions No. I-2852/14 and No. I-3347/15 issued by ENARGAS and include the following increases, respectively:

•

A stepped increase of 8% as from April 1, 2014, 14% accumulated since June 1, 2014 and 20% accumulated since August 1, 2014.

•

As from May 1, 2015, a temporary increase of 44.3% in the price of the natural gas transportation service and 73.2% in the CAU.

The Natural Gas Transportation business segment revenues increased Ps. 122.1 million in the first half of 2015, when compared to the first half of 2014. The increase is mainly due to the impact of the new rate schedules of natural gas transportation tariffs mentioned above, and higher natural gas transportation services to export customers.

Production and Commercialization of Liquids

Liquids Production and Commercialization segment revenues accounted for approximately 68.0% and 76.9% of the total net revenues in the six-months periods ended June 30, 2015 and 2014, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Liquids Production and Commercialization segment revenues decreased Ps. 366.7 million in the first half of

4

2015 when compared to the same period last year, mainly due to the fall in international prices, which started in the fourth quarter of 2014 and have continued thus far in 2015. This negative effect was partially offset by an increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar and an increase in the volumes sold by TGS’ own account.

The total volumes sold registered a slight increase of 1.4% in the second quarter of 2015 compared to the same period last year.

During the first quarter of 2015, the Argentine government introduced amendments to the scheme of supply of propane and butane ("LPG") bottles and determining the export parity price, both for sale in the domestic market. These measures have effect as from April 1, 2015.

Firstly, on March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 and No. 70/2015 issued by the Federal Energy Bureau. Both replaced the stabilization agreement signed in September 2008 between the Federal Energy Bureau and the LPG producers (“Stabilization Agreement”) (which, after several extensions, remained in force until March 31, 2015) creating a new framework for the selling of LPG bottles (the “New Program”).

In line with the Stabilization Agreement, the Federal Energy Bureau regulates the price and the quantity of LPG sold in the domestic market by each LPG producer, in order to guarantee sufficient supply of LPG to low-income residential users, by committing the LPG producers to supply at a fixed price (below the market price) a certain volume of LPG.

On April 1, 2015, the Federal Energy Bureau issued Resolution No. 70/2015, which sets the new reference prices and the compensation to be paid to domestic LPG producers intended for ten, twelve and fifteen kilos LPG bottles under the New Program.

Even though the amendments introduced imply an increase in the sale price of LPG sold by TGS, participation in the New Program requires producing and selling LPG volumes required by the Federal Energy Bureau at prices significantly below the market. Because of this requirement, it is difficult to cover production costs and therefore obtaining a negative operating margin.

In addition, on March 16, 2015, Resolution No. 792/05 has been replaced by the Federal Energy Bureau issuing Resolution No. 36/2015. This new resolution updates the export parity price for the LPG sold in the domestic market to those clients not included under the scope of the New Program since April 1, 2015.

Other services

The Company renders “midstream” services that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

Other Services revenues decreased by Ps. 8.7 million or 5.9% in the first half of 2015 when compared to the first half of 2014 primarily due to lower telecommunication and compression and treatment of natural gas services. These effects were partially offset by higher steam generation and midstream services.

Cost of sales and administrative and selling expenses

Operating costs, administrative and selling expenses decreased approximately Ps. 84.9 million, or 5.3% in the first half of 2015 when compared to the same period last year. This variation is mainly attributable to:

- lower withholding on export charges after the application of the new methodology to calculate them, in force beginning in the first quarter of 2015. Resolutions No. 1,077/2014 issued by the Ministry of Economy and Finance and No. 60/2015 issued by the Federal Energy Bureau introduced changes to the tax rate applicable to the withholding tax on exports of propane, butane and natural gasoline. After the enactment of these modifications, the minimum tax rate is 1%.

5

- The reduction in the purchase price of the natural gas processed at Cerri Complex.

Both effects were partially offset by higher labor costs and an increase of the maintenance of property, plant and equipment expenses, among others.

Net financial results

Net financial expense was Ps. 192.4 million in the first half of 2015, compared to Ps. 542.4 million reported in the same period of 2014. The breakdown of net financial expense is as follows:

This positive variation is mainly due to the lower exchange difference of Ps. 350.0 millions, principally due to the lower depreciation of the peso against the dollar US registered during the first half of 2015 and lower net liability position in US dollars after the cancellation made in May 2015 of the second installment of principal of the notes issued by the Company. Additionally, the least negative result generated by the derivative financial instruments and lower interest on liabilities also contributed to the decrease in the net financial expense.

As of June 30, 2015, the foreign exchange rate was Ps. 9.088 per US dollar, showing a 6.3% of increase with respect to the exchange rate at the end of 2014. Meanwhile, during the first quarter 2014, Argentine peso depreciated a 24.7% (or Ps. 1.61 = US$ 1.00).

These positive effects were reduced by the lower interest on financial investments as a result of lower invested capital over the 2015 period.

Income tax expense

For the six-month period ended June 30, 2015, TGS reported a Ps. 62.3 million loss tax expense, representing a negative variation of Ps. 47.6 million when compared to the same period of 2014. The negative variation was mainly due to the taxable income generated during the six-month period ended June 30, 2015 as opposed to the loss before income tax for the same period 2014.

2. Liquidity

The Company’s primary sources and application of funds during the six-month periods ended June 30, 2015 and 2014 are shown in the table below:

6

The negative variation in cash and cash equivalent of the first half of 2015 amounted to Ps. 226.4 million. This variation is mainly explained by the cash flows used in financial activities of Ps. 285.8 million, mainly due to the cancellation of the second installment of the principal of the notes made in May 2015 by using the net cash flow from the operations. Meanwhile, the cash flow generated from the operating activities totaled Ps. 102.2 million.

3. Second Quarter 2015 vs. Second Quarter 2014

The following table presents a summary of the consolidated results of operations for the second quarters ended June 30, 2015 and 2014:

During both second quarters of 2015 and 2014, the Company obtained a comprehensive income of Ps. 115.0 million.

Total Net Revenues for the second quarter of 2015 increased by Ps. 21.0 million or 2.2% when compared to the same period of 2014.

Net revenues from Natural Gas Transportation business segment increased by Ps. 75.0 million or 39.1% in the second quarter 2015, when compared with the same period of the previous year. This increase is mainly due to the impact of the cumulative application of the stepped tariff increase established by Resolutions No. I-2852/14 and the increase granted by Resolution No. I-3347/15 during the second quarter of 2015.

The Production and Commercialization of Liquids segment revenue decreased by Ps. 56.2 million or 8.0% in the second quarter of 2015 compared with the same period of the previous year, mainly due to the fall in

7

international reference prices. This negative effect was partially offset by (i) an increase in the volumes sold by TGS’ own account and (ii) an increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar.

Other Services revenues increased by Ps. 2.2 million in the second quarter of 2015 compared to the same period of 2014. This increase was mainly due to higher revenues from steam generation and the management of expansion works carried out by the trust created for that purpose by the National Government in 2006. Both effects were partially compensated by lower telecommunication services.

Cost of sales and administrative and selling expenses were Ps. 743.8 million in the second quarter of 2015, representing a Ps. 22.9 million or 3.2% increase from the same period of 2014. This variation is mainly attributed to higher labor costs and other operating costs. These effects were offset by the reduction in the charge for taxes on exports after the amendments to the regime mentioned above.

Other operating (expense) / income recorded in the second quarter of 2015 decreased by Ps. 7.3 million compared to the same quarter of the previous year, mainly due to higher provisions accruals recorded during the second quarter of 2015.

Net financial expense was Ps. 81.7 million in the second quarter of 2015, compared to Ps. 76.2 million reported in the same period of 2014. This negative variation of Ps. 5.5 million is mostly attributable to lower interest on financial assets. This effect was offset by the lower amount of derivative financial instruments recorded in the second quarter 2015 loss.

4. Consolidated Statements of Financial Position

Summary of the consolidated statements of financial position information for the six-month periods ended June 30, 2015, 2014 and 2013:

8

5. Consolidated Statements of Comprehensive Income Summary

Summary of the consolidated statements of comprehensive income information for the six-month periods ended June 30, 2015, 2014, 2013 and 2012:

6. Statistical Data (Physical Units)

7. Comparative ratios

9

8. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2015	2014	2013	2012	2011
January	7.60	4.13	3.10	2.78	4.79
February	9.10	4.20	2.56	2.75	4.45
March	12.70	4.58	2.82	2.88	3.90
April	12.00	5.14	3.04	2.63	4.50
May	10.80	6.45	2.91	2.62	3.10
June	11.40	5.57	2.60	2.20	3.22
July		6.08	3.06	2.30	3.14
August		7.04	3.35	2.27	3.20
September		10.00	3.80	2.12	2.85
October		8.78	4.15	1.90	3.20
November		9.00	4.36	1.92	2.80
December		7.80	3.80	2.22	2.75

9. Outlook

Since the enactment of Law No. 25,561 on Public Emergency and Exchange System Reform in early 2002, which after several modifications and extensions, providing the service of natural gas transportation has been significantly altered due to the elimination of clauses, tariff rates and other conditions set forth in the License under which TGS operates. With the issuance of Resolutions No. 2852/14 and No. 3347/15, ENARGAS authorized the first tariff increases since 1999. These tariff increases achieved only to lighten the economic situation of the Natural Gas transportation segment until the signing of the Renegotiation Agreement that will allow the renegotiation of the License.

In this regard, during 2015 TGS will continue to make efforts and actions necessary to implement the Transitional Agreement on the terms in which it was originally signed and to sign the comprehensive agreement initialed by TGS in October 2011 in order to obtain an overall, fair and reasonable tariff restructuring. This is critical for TGS as it will involve the commitment of all parties to ensure the provision of a high quality public service.

Furthermore, the Company will also keep managing the expansion works in TGS’ pipeline system promoted by the Argentine Government under the Gas Trust Fund Program, which will not only bring TGS revenues related to the management of the works, but will increase revenues related to the operation and maintenance of the assets owned by the Trust Funds as well.

Within our goals, we also contemplate the ongoing monitoring of the economic-financial situation that allows performing efficient management of resources in order to achieve cost savings trying to offset the increasing operating deficit in the natural gas transportation segment.

Within the scope of the Liquids business, TGS foresees an overall negative situation, a trend that continues from the last quarter of 2014. Regarding export contracts of propane, butane and natural gasoline, the product oversupply and the drop in international reference prices have removed the competitiveness of products marketed by TGS. In this sense, the company will continue to offer its products on the "spot" market until the Company can get reasonable prices in private contests. Furthermore, we will continue to seek alternative markets to sell products at competitive prices.

In the local market, the Company will continue negotiations with the National Government in order to obtain an improvement in the price of the propane and butane that allows to reverse its negative marginal contribution. Regarding the sale of ethane to PBB Polisur SA, the Company will focus on the renewal of this contract that expires in 2015.

With respect to the Other Services business segment, continues to analyze opportunities related to rendering compression and treatment services and storage and shipping facilities located in Puerto Galván

10

and the optimization of telecommunications services.

Additionally, the Company will remain committed to continuous improvement of each of its processes to optimize the use of the resources and to reduce operating costs. TGS will carry out actions aimed at the reduction of cost increases in the operation and maintenance without affecting the reliability and availability of the pipeline system. Focusing on the future results obtained from an essential business tariff recomposition of Natural Gas Transportation segment, and expecting measures taken by the Government feasible to preserve the profitability of production and commercialization of liquids, we will continue with the implementation of various actions, such as the standardization and systematization of risk management in pipelines, compressor stations and processing facilities.

In financial terms, given the negative impact of the variation in the exchange rate of the Argentine peso against the US dollar on the net liability position in foreign currency of the Company, TGS will continue the actions initiated to mitigate them. In this sense, TGS will continue to analyze different alternatives to minimize the impact of the exchange rate and maximize the performance of its investments.

Autonomous City of Buenos Aires, July 29, 2015.

Ricardo I. Monge

Chairman of the Board of Directors

11

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

 (Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014

(Stated in thousands of pesos as described in Note 3)

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Stated in thousands of pesos as described in Note 3)

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2015	2014
Cash flows provided by operating activities		
Total comprehensive income for the period	160,014	37,342
Reconciliation of total comprehensive income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	129,780	125,933
Consumption of materials	2,725	1,258
Share of (loss) / profit from associates	(47)	(2,596)
Decrease in allowances and provisions	13,537	5,461
Interest expense accrual	136,740	152,891
Interest income on Other financial assets other than Cash and cash equivalents	(19,431)	(7,043)
Income tax	62,243	14,735
Derivative financial instrument results	15,193	69,312
Foreign exchange loss	115,082	433,369
Changes in assets and liabilities:		
Trade receivables	(56,652)	(932)
Other receivables	(43,773)	(17,257)
Inventories	(26,873)	(11,925)
Trade payables	(118,196)	(364)
Payroll and social security taxes	(7,664)	(9,856)
Taxes payables	(14,252)	(37,929)
Income tax	(38,706)	(23,979)
Other payables	(732)	930
Provisions	(3,318)	-
Interest paid	(116,966)	(93,040)
Income tax paid	(5,753)	(14,745)
Derivative financial instruments	(44,003)	(42,812)
Advances from customers	(36,704)	50,984
Cash flows provided by operating activities	102,244	629,737
Cash flows used in investing activities		
Additions to property, plant and equipment	(194,215)	(157,933)
Other financial assets other than Cash and cash equivalents	151,438	29,667
Dividends paid	-	(2)
Cash flows used in investing activities	(42,777)	(128,268)
Cash flows used in financing activities		
Payment of loans	(285,825)	(762,431)
Cash flows used in financing activities	(285,825)	(762,431)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(226,358)	(260,962)
Cash and cash equivalents at the beginning of the year	789,420	893,812
Foreign exchange gains on Cash and cash equivalents	14,859	41,995
Cash and cash equivalents at the end of the period	577,921	674,845

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

For supplemental cash flow information see Note 7.

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary (jointly “Petrobras Argentina Group”), which altogether hold 50% of CIESA’s common stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (“the Trust”) who has a trust shareholding of 40%. The remaining 10% is held by PEPCA S.A. (formerly EPCA S.A.) – belonging to Pampa Energía S.A. (“Pampa Energía”) – which exercises significant influence in CIESA.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Petrobras Argentina Group and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after ENARGAS approval by Note No. 4,858 issued in July 2005. At that time, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Argentina Group transferred its TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. Later, and within the framework of a settlement agreement entered into among CIESA, Petrobras Argentina Group, Inversiones Argentina I, Pampa Inversiones S.A. (both related companies of Pampa Energía) and Pampa Energía, owner of the total amount of the financial indebtedness of CIESA as of July 13, 2012, CIESA transferred 34,133,200 TGS Class B common shares –representing 4.2962% in TGS- to Pampa Energía. ENARGAS gave consent to the transfer of CIESA's shares to Pampa Energía. The Comisión Nacional de Defensa de la Competencia (“CNDC”) has not pronounced yet.

2.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its condensed interim consolidated financial statements for the six-month periods ended June 30, 2015 and 2014 in compliance with the provisions of Title IV, Chapter I, Section I, Article b.1 of the Rules of the Comisión Nacional de Valores ("CNV") ("New Text 2013" or "NT 2013") adopted by General Resolution No. 622/13. In these condensed interim consolidated financial statements, TGS and Telcosur, its consolidated subsidiary, are jointly referred to as “the Company”.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

3.

BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with and complied with International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013. These condensed interim financial statements do not include all information and disclosures required for annual financial statements and should be read in conjunction with TGS’ annual financial statements as of December 31, 2014 issued on February 3, 2015.

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiary, unless otherwise stated.

Detailed data reflecting subsidiary control as of June 30, 2015 is as follows:

	% of shareholding
Company	and votes	Closing date	Main activity

Telcosur	99.98	December 31	Telecommunication Services

4.

SIGNIFICANT ACCOUNTING POLICIES

The following standards, amendments and interpretations apply to the Company as from this fiscal year, which have had no significant impact on the financial position and results of operations.

Annual improvements to IFRSs 2010 – 2012 Cycle

The annual improvement to IFRSs 2010 – 2012 Cycle include six amendments to IFRSs issued by the IASB, among them: IFRS 8 “Segment Reporting” and IAS 24 “Related Party Disclosures”. These amendments added new disclosures to be included in the financial statements.

These amendments will be applicable for annual periods beginning on or after July 2014, with earlier application permitted.

The Company is currently analyzing the impact of the new disclosure requirements.

Annual improvements to IFRSs 2011 – 2013 Cycle

The annual improvement to IFRSs 2011 – 2013 Cycle include three amendments to IFRSs issued by the IASB, among them IFRS 13 “Fair Value Measurement. IFRS 13 shall apply to all other pronouncements that require or allow measurement at fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability. The standard provides a three-level hierarchy of methods for arriving at fair value.

These amendments will be applicable for annual periods beginning on or after July 2014, with earlier application permitted.

The Company is currently analyzing the impact of the new disclosure requirements.

The accounting policies applied to these condensed interim consolidated financial statements are consistent with those used in the annual financial statements under IFRS.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

5.

FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, cash flows interest rate risk, and commodity price risk), credit risk and liquidity risk.

There have been no significant changes since the last annual financial statements in risk management policies.

6.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

In the preparation of these condensed interim consolidated financial statements, the critical judgments made by the Company when applying its accounting policies as well as the information sources used for the respective estimates are the same of those applied in the consolidated financial statements for the year ended December 31, 2014. As of June 30, 2015, cash flows used for the calculation of the value in use of the property, plant and equipment involved in the natural gas transportation segment were restated to reflect the impact of the transitional tariff increase granted by Resolution No. I-3347/15 (the “Resolution 3347”) (for more information, see Note 17 to these condensed interim consolidated financial statements).

Based on the method of the discounted future cash flows explained in the financial statements as of December 31, 2014, the estimated discounted cash flows were higher than the carrying amount of such assets as of June 30, 2015.

7.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the condensed interim consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the six-month periods ended June 30, 2015 and 2014 are presented below:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, (ii) Liquids Production and Commercialization, (iii) Other Services, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS.

Detailed information on each business segment for the six-month periods ended June 30, 2015 and 2014 is disclosed below:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

9.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivables

The breakdown of other receivables based on its currency of origin is the following:

b)

Trade receivables

The breakdown of trade receivables based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The movement of the allowance for doubtful accounts is as follows:

c)

Cash and cash equivalents

The breakdown of cash and cash equivalents based on its currency of origin is the following:

d)

Advances from customers (1)

Advances from customers are denominated in pesos.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

e)

Other payables

Other payables are denominated in pesos.

f)

Taxes payables

Taxes payables are denominated in pesos.

g)

Trade payables

The breakdown of trade payables based on its currency of origin is the following:

h)

Cost of sales

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

i)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law

Accounts	2015 Total	2015 Operating expenses Regulated Activities	2015 Operating expenses Non Regulated Activities	2015 Administrative expenses	2015 Selling expenses	2015 Financial expenses	2014 Total
Salaries, wages and other contributions	257,929	137,106	54,232	51,438	15,153	-	181,071
Social security taxes	48,942	22,784	9,141	13,485	3,532	-	36,048
Compensation to Directors and Supervisory Committee	2,109	-	-	2,109	-	-	1,858
Professional services fees	13,748	106	418	12,815	409	-	10,309
Technical operator assistance fees	31,651	2,429	29,222	-	-	-	44,424
Materials	13,236	4,555	8,681	-	-	-	10,407
Third parties services	25,491	9,004	13,445	3,042	-	-	18,711
Telecommunications and post expenses	1,955	219	377	1,283	76	-	1,733
Rents	1,344	243	108	842	151	-	820
Transports and freight	8,999	6,001	2,823	172	3	-	6,609
Easements	7,147	7,147	-	-	-	-	6,861
Offices supplies	816	146	55	542	73	-	886
Travels expenses	3,659	1,836	480	1,069	274	-	2,372
Insurance	8,909	5,466	2,986	423	34	-	9,144
Property, plant and equipment maintenance	58,109	44,832	11,528	1,419	330	-	39,823
Depreciation of property, plant and equipment	129,780	89,804	33,035	6,941	-	-	125,933
Taxes and contributions	154,294	30,799	3,420	224	119,851 (1)	-	357,642 (1)
Advertising	117	-	-	-	117	-	88
Doubtful accounts	-	-	-	-	-	-	-
Banks expenses	716	-	-	716	-	-	563
Interests expense	141,939	-	-	-	-	141,939	162,110
Foreign exchange loss	133,044	-	-	-	-	133,044	622,004
Other financial charges	22,108	-	-	-	-	22,108	28,212
Derivative financial instruments results	15,193	-	-	-	-	15,193	69,312
Costs of services rendered to third parties	15,763	-	15,763	-	-	-	7,484
Transactions among business segments	-	(10,386)	10,386	-	-	-	-
Other expenses	8,542	2,894	1,872	3,601	175	-	7,750
Total 2015	1,105,540	354,985	197,972	100,121	140,178	312,284	
Total 2014		284,575	185,310	69,867	330,784	881,638	1,752,174

(1) Includes tax on exports of Ps. 56,849 and Ps. 259,868 for the six-month periods ended June 30, 2015 and 2014 respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)

Net financial results

k)

Other operating income

l)

 Other financial assets at fair value through profit or loss

The breakdown of other financial assets at fair value through profit or loss based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

10.

INVESTMENTS IN ASSOCIATES

On May 16, 2014, according to resolutions of the Ordinary Shareholders Meeting of Telcosur, payment of cash dividends to TGS was Ps. 10,151.

11.

SHARE OF PROFIT / (LOSS) FROM ASSOCIATES

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________

12.

PROPERTY, PLANT AND EQUIPMENT

06/30/2015											12/31/2014
	Cost					Depreciation						
Account	Beginning of the year	Additions	Retirements	Transfers	End of the period	Accumulated at the beginning of the year	Retirements	For the period	Rate %	Accumulated at at the end of the period	Net book value	Net book value
Pipelines	3,631,240	-	-	3	3,631,243	1,434,424	-	42,970	2.2	1,477,394	2,153,849	2,196,816
Compressor plants	1,436,084	-	-	41,215	1,477,299	834,255	-	37,597	3.3 to 25	871,852	605,447	601,829
Other industrial plants	2,868	-	-	-	2,868	456	-	49	3.3	505	2,363	2,412
Stations of regulation and/or measurement of pressure	129,228	-	-	-	129,228	82,806	-	2,583	4.0	85,389	43,839	46,422
Other technical installations	28,355	-	-	13	28,368	20,002	-	488	6.7	20,490	7,878	8,353
Subtotal assets related to natural gas transportation service	5,227,775	-	-	41,231	5,269,006	2,371,943	-	83,687		2,455,630	2,813,376	2,855,832
Assets related to natural gas upstream service	205,773	-	-	-	205,773	111,667	-	3,952	2.2 to 25	115,619	90,154	94,106
Assets related to liquids production and commercialization service	695,548	-	-	41,869	737,417	526,427	-	21,844	5.9	548,271	189,146	169,121
Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279	6,279
Buildings and constructions	196,204	-	-	1,877	198,081	97,700	-	2,355	2.0	100,055	98,026	98,504
Fittings and features in building	33,975	-	-	-	33,975	4,319	-	709	4.0	5,028	28,947	29,656
Machinery, equipment and tools	46,917	578	-	186	47,681	36,400	-	960	6.7 to 20	37,360	10,321	10,517
Computers and Telecommunication systems	389,779	-	-	23,838	413,617	286,351	-	10,879	6.7 to 20	297,230	116,387	103,428
Vehicles	31,064	19	395	-	30,688	21,571	395	1,591	10 and 20	22,767	7,921	9,493
Furniture	13,147	62	-	-	13,209	12,743	-	46	10	12,789	420	404
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	98,754	-	3,757	4	102,511	74,761	78,518
Materials	286,677	92,290	2,725	(26,166)	350,076	-	-	-	-	-	350,076	286,677
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254	12,254
Works in progress	327,282	83,451	-	(82,835)	327,898	-	-	-	-	-	327,898	327,282
Total 2015	7,651,564	176,400	3,120	-	7,824,844	3,569,493	395	129,780		3,698,878	4,125,966	4,082,071

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.

LOANS

Short-term and long-term loans as of June 30, 2015 and December 31, 2014 comprise the following:

The breakdown of loans based on its currency of origin is the following:

The activity of the loans as of June 30, 2015 and 2014 is the following:

The maturities of the current and non-current loans as of June 30, 2015 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.

INCOME TAX AND DEFERRED TAX

As of the date of the issuance of these condensed interim consolidated financial statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2014.

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the six-month periods ended June 30, 2015 and 2014 is as follows:

15.

PROVISIONS

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

16.1

 Financial instrument categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments since the policies disclosed by the Company as of December 31, 2014.

The categories of financial assets and liabilities as of June 30, 2015 and December 31, 2014 are as follows:

June 30, 2015			
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS				
Trade receivables	-	-	448,928	448,928
Other receivables	-	-	100,496	100,496
Loans to related parties	-	-	293,028	293,028
Other financial assets at fair value through profit or loss	2,601	-	-	2,601
Cash and cash equivalents	289,110	11,500	277,311	577,921
Total current assets	**291,711**	**11,500**	**1,119,763**	**1,422,974**
NON-CURRENT ASSETS				
Trade receivables	-	-	39,780	39,780
Other receivables	-	-	5,280	5,280
Other financial assets at fair value through profit or loss	29,725	-	-	29,725
Total non-current assets	**29,725**	-	**45,060**	**74,785**
Total assets	**321,436**	**11,500**	**1,164,823**	**1,497,759**

	Financial liabilities at fair value	Financial liabilities held to maturity	Other financial liabilities	Total
CURRENT LIABILITIES				
Trade payables	-	-	399,543	399,543
Loans	-	-	316,561	316,561
Payroll and social security taxes payables	-	-	57,826	57,826
Other payables	-	-	40,085	40,085
Total current liabilities	-	-	**814,015**	**814,015**
NON-CURRENT LIABILITIES				
Loans	-	-	2,012,403	2,012,403
Other payables	-	-	196	196
Total non-current liabilities	-	-	**2,012,599**	**2,012,599**
Total liabilities	-	-	**2,826,614**	**2,826,614**

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.2

 Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the BCBA.

•

Level 2:  includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Additionally within this level, the Company included derivative financial instruments. For the calculation of fair value, it was calculated taking into consideration quoted prices of similar instruments.

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The table below shows different assets at their fair value classified by hierarchy as of June 30, 2015:

The carrying amount of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of June 30, 2015 and December 31, 2014, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2007 Notes and the 2014 Notes at June 30, 2015 based on their quoted market price:

17

REGULATORY FRAMEWORK

As of the date of the issuance of these Financial Statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2014, except for that which is indicated below:

General framework of the regulated segment

On June 5, 2015, ENARGAS issued Resolution No. 3347 which approves an increase in the tariff schedule applicable to the public transportation of natural gas as from May 1, 2015. These increases represent to TGS a temporary increase of 44.3% in the price of the service of natural gas transportation and 73.2% in the Charge of Access and Use ("CAU").

Both temporary increases are intended to finance the costs of operation and maintenance and the necessary investments for the ordinary provision of natural gas transportation until the Company and the Government sign the Comprehensive License Agreement that was initialed by TGS in October 2011. At the date of issuance of these financial statements, there is no certainty about the timing and final form of the Renegotiation Agreement.

These increases represent a partial recognition of prior administrative claims made by the Company. TGS will continue with the corresponding actions towards safeguarding its rights, including those necessary to accomplish the signing of the Renegotiation Agreement.

Regarding the Enron Corp. and Ponderosa Assets LP litigation, held against the Republic of Argentina before the International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank, on July 16, 2015, the parties agreed its suspension until October 12, 2015.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

General framework of the non-regulated segment

Domestic market

On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau. Both replaced Stabilization Agreement signed in September 2008 between the Federal Energy Bureau and the LPG producers (“Stabilization Agreement”) (which, after several extensions, remained in force until March 31, 2015) creating a new framework for the selling of LPG bottles to residential users (the “New Program”).

In line with the Stabilization Agreement, the Federal Energy Bureau regulates the price and the quantity of LPG sold in the domestic market by each LPG producer, in order to guarantee sufficient supply of LPG to low-income residential users, by committing the LPG producers to supply at a fixed price (below the market price) with a quota assigned to each producer. This price reduction is partially offset by a subsidy paid to producers by a trust fund created for that purpose. Through the New Program, the Argentine government subsidizes low-income residential users.

On April 1, 2015, the Federal Energy Bureau issued Resolution No. 70/2015, which sets the new reference prices and the compensation to be paid to domestic LPG producers intended for ten, twelve and fifteen kilos LPG bottles under the New Program.

Participation in the New Program requires producing and selling LPG volumes required by the Federal Energy Bureau at prices significantly below the market. Because of this requirement, it is difficult to cover production costs and therefore obtaining a negative operating margin.

On June 3, 2015, the Company filed a motion for reconsideration against the provisions of Federal Energy Bureau regarding volumes of LPG that must be provided during 2015 under the New Program.

In addition, on March 16, 2015, Resolution No. 792/05 has been replaced by the Federal Energy Bureau issuing Resolution No. 36/2015. This new resolution updates the export parity price for the LPG sold in the domestic market to those clients not included under the scope of the New Program since April 1, 2015.

International market

On February 25, 2015, the Ministry of Economy issued Resolution No. 60/2015. This resolution modified the variable export withholding tax regime established under Resolution No. 127/08. According to the new methodology, the minimum tax rate is 1% if the international prices for propane and butane are lower than US$ 464 and US$ 478 (the “reference value”) per metric ton, respectively. If the propane and butane international prices are higher than the reference value, tax rate applicable to the selling price is calculated on a sliding scale according the amount by which the selling price exceeds the cut-off value of US$ 460 and US$ 473 per metric ton, respectively.

18

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of June 30, 2015 and 2014, TGS’ common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADSs (registered with the SEC and representing 5 shares each) on the New York Stock Exchange.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19

LEGAL CLAIMS AND OTHER MATTERS

As of the date of the issuance of these Financial Statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2014, except for that which is indicated below:

a)   Exemption of the sales of liquids in turnover tax

On August 29, 2014, the Company was notified that the Tax Court of the Province of Buenos Aires denied the appeal made by TGS regarding the payment of the turnover tax corresponding to the period ranging from January 2006 to December 2006. On February 11, 2015, TGS lodged an appeal against the decision of the Agencia de Recaudación de la Provincia de Buenos Aires (“ARBA”) before the Contentious-Administrative Court in the city of La Plata.

Meanwhile, in February 2015, the ARBA initiated the process of tax execution for those tax periods. As of the date of the issuance of these condensed interim consolidated financial statements, the proceed is awaiting sentencing.

On March 16, 2015, TGS paid Ps. 3.3 million corresponding to the fiscal periods from August 2003 to December 2004.

On June 12, 2015, the Court of Appeals of the city of La Plata decided to declare admissible the appeal brought by TGS on December 15, 2015 before the judgment issued in March 2012 by the Court of First Instance on Administrative Litigation of the Province of Buenos Aires. At the date of the issuance of these financial statements, the lawsuit is awaiting the delivery of a judgment.

As of June 30, 2015, TGS maintains a provision of Ps. 13.9 million.

b)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

Province of Santa Cruz

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002 amounted Ps. 1.6 million. On February 19, 2015, the Supreme Court of Justice rejected the appeal filed by TGS with respect with tax recovery process in the Province of Santa Cruz. It is a final decision, being TGS’s request finally denied.

On October 25, 2013, the Company commenced an administrative action in order to repeat the sums paid by the tax debt claimed for the period between January 2006 and April 2011. The Province has not answered yet.

Province of Tierra del Fuego

After having received a new formal assessment for the period April 2013 and June 2014, TGS filed an appeal against the Tax Bureau of the province of Tierra del Fuego. After the rejection of TGS’ discharges, on March 19, 2015, TGS filed an appeal for reconsideration against the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur. This legal action is still pending.

As of June 30, 2015, the Company recorded a provision of Ps. 138.1 million, in respect of this contingency under the line item "Provisions", which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavorable for the Company.

TGS’ management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

c)

Action for annulment of Presidential Decree No. 2067/08 (“the Decree”) and ENARGAS Resolutions No.  I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

On March 27, 2015 the Lower Court in administrative federal matters based in the City of Buenos Aires, extended the preliminary injunction for a new period of six months. Thus, the new injunction expires in September 2015.

TGS’s Management believes it has enough valid arguments to defend their position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until the date of the issuance of these condensed interim consolidated financial statements. In the event this injunction had not been obtained, the impact of the Resolutions for the six-month period ended June 30, 2015, taking into account the possibility of carry-forward the charge to the sales price of the product, would have implied a net loss of Ps. 82.5 million. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 454.7 million.

d)

Arbitral claim

The Secretariat of the International Court of Arbitration of the International Chamber of Commerce has notified the Company a request for arbitration requested by Pan American Energy LLC Suc. Arg. and Pan American Sur SA (the "applicants") related to the allocation of products derived from natural gas processing and in terms of certain agreements with the applicants, the amount of which will result from the evidence occured in the arbitration process. The claim was rejected because, in the opinion of its legal counsel, the Company has sufficient grounds for it.

20

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

Financial transactions

As of June 30, 2015 and 2014, and December 31, 2014, the loan granted to Pampa Energía was presented in "Loans to related parties." The evolution of this loan is as follows:

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the six-month periods ended June 30, 2015 and 2014 were Ps. 14,423 and Ps. 12,017, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of June 30, 2015 and December 31, 2014 is as follows:

The detail of significant transactions with related parties for the six-month period ended June 30, 2015 and 2014 is as follows:

Six-month period ended June 30, 2015:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Six-month period ended June 30, 2014:

21

SUBSIDIARY AND ASSOCIATES

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company.

22

SUBSEQUENT EVENTS

The Financial Statements were authorized for issuance by the Board of Directors on July 29, 2015.

No subsequent events between the end of the six-month period ended June 30, 2015 and the date of the issuance (authorization) of these condensed interim consolidated financial statements have had a material effect on the financial position or the results of operations of the Company.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

23

INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 TGS informs that by July 29, 2015, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 3825 Cañada de Gómez Street in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

 Ricardo I. Monge

Chairman of the Board of Directors

Free translation from the original prepared in Spanish for publication in Argentina

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiary, at June 30, 2015, including the condensed interim consolidated statement of financial position at June 30, 2015, the related condensed interim consolidated statements of comprehensive income, of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes.

The balances and other information corresponding to the fiscal year 2014 and to its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

The Company’s Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations; therefore, it is responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned above in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion on these condensed interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', as issued by the International Auditing and Assurance Standards Board (“IAASB”), and adopted by the FACPCE as its standard of review in Argentina by Technical Resolution N° 33. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statement is not prepared, in all material respects, in accordance with International Accounting Standard 34 'Interim Financial Reporting'.

Report about the compliance with current regulations

a)

The condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A. are pending transcription into the “Inventory and Balance Sheet” book and, except for the matters mentioned above, comply with the provisions of the Commercial Companies Law and pertinent regulations of the National Securities Commission, as regards matters within our field of competence;

b)

The condensed interim separate financial statements of Transportadora de Gas del Sur S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, except for the transcription of the “Inventory an Balance Sheet” book, which to date has not yet been transcribed,

c)

we have read the summary of activity and, as regards those matters that are within our field of competence, we have no observations to make;

d)

at June 30, 2015 the debt accrued by Transportadora de Gas del Sur S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 14.956.481, none of which was claimable at that date.

City of Buenos Aires, July 29, 2015.

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Miguel A. Urus Contador Público (UBA) C.P.C.E.C.A.B.A. T° 184 F° 246 Lic. en Administración C.P.C.E.C.A.B.A. T° 28 F° 223

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: August 25, 2015

Footnotes

1() Not covered by Auditor’s Limited Review, except for items 4, 5 and 7.

3